Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262

T 704.988.4101 jeremy.franklin@nuveen.com

September 19, 2019

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 124 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Vroman-Lee:

On behalf of the TIAA-CREF Funds (the “Registrant”), on or about September 26, 2019, we will be filing Post-Effective Amendment No. 127 to the above-captioned registration statement on Form N-1A (the “Amendment”). The Amendment will be marked to reflect changes from Post-Effective Amendment No. 124, which was filed with the Securities and Exchange Commission (“SEC”) on July 23, 2019 (the “initial filing”).

The main purposes of this filing will be to: (i) incorporate disclosure related to the investment glidepath changes for the TIAA-CREF Lifecycle Funds and TIAA-CREF Lifecycle Index Funds (collectively, the “Funds”); and (ii) update certain disclosure, including financial and performance information, relating to the TIAA-CREF Funds of Funds.

Certain of the changes made in the Amendment will be in response to your comments on the Prospectuses and Statement of Additional Information (“SAI”) included in the initial filing, as relayed to me by telephone on August 26, 2019. Set forth below are responses to your comments on the initial filing.

1.      Is Teachers Advisors, LLC (“Advisors”), the Funds’ investment adviser, permitted to recoup expenses it waives or reimburses under the Funds’ waiver or expense limitation arrangements?

Advisors is not permitted to recoup any expenses of the Funds that it waives or reimburses under the Funds’ expense limitation arrangements.

2.      The Prospectuses included in the initial filing do not include expense or performance tables. Please provide updated expense and performance tables prior to filing.

The Registrant is providing updated expense and performance tables under separate cover.

Ashley Vroman-Lee

September 19, 2019

3.      In each Fund’s risk disclosure required by Item 4(b)(1) of Form N-1A, there is a bullet for “Fixed-Income Underlying Funds Risks,” which includes as sub-bullets a number of risks associated with investing in fixed-income Underlying Funds (as defined in the Prospectuses). Each risk that is a sub-bullet to “Fixed-Income Underlying Funds Risks” should have its own heading if it is a principal risk of the Fund, rather than being underneath it.

The Registrant respectfully believes that its current presentation is appropriate, and accordingly no disclosure changes have been made in response to this comment. As noted in “Underlying Funds Risks,” which “Fixed-Income Underlying Funds Risks” is a sub-bullet of, each “Fund is exposed to the risks of the Underlying Funds in which it invests in direct proportion to the amount of assets the Fund allocates to each Underlying Fund.” In including the risks as sub-bullets, the Registrant is not taking the position that such risks are not principal risks of a Fund. Rather, the Registrant believes that including a header such as “Fixed-Income Underlying Funds Risks” (or “Equity Underlying Funds Risks”) assists shareholders in locating the risks that are most applicable to the Fund in which they are invested, based on that Fund’s asset class, market sector and Underlying Fund allocations. As noted above, the exposure that any one Fund has to any particular risk is directly proportional to the amount of assets the Fund allocates to each Underlying Fund.

4.      In the Funds’ disclosure regarding portfolio managers as required by Item 5(b) of Form N-1A, the Funds do not disclose whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds’ portfolios, and in the Funds’ disclosure regarding portfolio managers as required by Item 10(a)(2) of Form N-1A, the Funds only state that the portfolio managers are primarily responsible for the day-to-day management of the Funds’ portfolios. In both locations, note whether the portfolio managers are jointly and primarily responsible.

Items 5(b) and 10(a)(2) of Form N-A and the instructions thereto do not prescribe specific language to be used in identifying the portfolio managers. The Registrant believes its current formulation is responsive to Items 5(b) and 10(a)(2) and the instructions thereto and is the most accurate description of the portfolio managers’ role in managing each Fund. However, the Item 5(b) portfolio managers disclosure for each Fund has been updated to note that the listed portfolio managers are those that “are primarily responsible for the management of the Fund on a day-to-day basis,” consistent with the Item 10(a)(2) disclosure.

5.      Have current investors in the Funds received prior notice of the extension in the Funds’ investment glidepaths?

Shareholders of the Funds will receive prior notice of the extension in the Funds’ glidepaths through the annual update to the Funds’ Prospectuses, effective October 1, 2019. The first Funds that will be impacted by the glidepath extension from ten to thirty years will be the TIAA-CREF Lifecycle 2010 Fund and TIAA-CREF Lifecycle Index 2010 Fund. These Funds will reach ten years past their target retirement date in mid-2020. At that time, prior to the glidepath changes, the Funds would have stopped their glidepath, but with the extension, the glidepath will instead continue until approximately thirty years after the target retirement date. Until then, no shareholder of any Fund will experience any change in their investments due to the glidepath extension. The Registrant believes providing notice through the October 1, 2019 Prospectus update for a change that will not impact any Fund until mid-2020 is an appropriate

Ashley Vroman-Lee

September 19, 2019

length of notice and will provide sufficient time for affected shareholders to make an investment decision regarding their Fund holdings in light of this change.

6.      Is it common for the timing of the Funds’ final target allocation date to change, and has it happened in the past?

It is not common for the timing of the Funds’ final target allocation date to change, and it has not happened in the past.

7.      Each Fund’s Prospectus includes disclosure noting that “[a]fter the Fund reaches its final target allocation, the Board of Trustees may authorize the merger of the Fund into another . . . Fund which has also reached its final target allocation or other similar Fund.” Are the glidepath extensions due to a merger?

The extension of the Funds’ glidepaths is not due to a merger.

8.      Certain of the principal risks of the Funds appear to be in alphabetical order. Please order each Fund’s risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return, and please note that, with respect to significant but non-principal risks of the Fund, such risks can be alphabetized.

The Funds principal risk disclosures are generally not alphabetized. Certain of the principal risks in the Funds’ principal risk disclosure pursuant to Item 9(c) of Form N-1A were alphabetized in the initial filing, but the ordering has been revised in that section to be consistent with the ordering in the principal risk disclosure pursuant to Item 4(b)(1) of Form N-1A. However, as funds of funds, each Fund is also exposed to the risks of investing in each Underlying Fund in which it invests. In the section titled “Additional information on principal risks of the Underlying Funds of the Trust” (as updated in response to comment 9 below), the Funds provide additional information on the principal risks of the Underlying Funds offered by the Registrant in which a Fund currently may invest. Given that each risk may not be a principal risk of a particular Fund, and that the ordering of the risks vary from Underlying Fund to Underlying Fund, the risks in this section are alphabetized.

9.      With respect to the risks in the section entitled “Additional risks of the Funds,” please clarify if such risks are principal risks or additional risks.

The Registrant respectfully submits that the following language in the “Additional risks of the Funds” section is sufficiently clear to identify the risks in that section as not principal to the Funds: “In addition to the Funds’ principal risks noted above, below are some additional risks to which the Funds may have exposure depending upon their particular allocation to the various Underlying Funds.” However, because this section includes information on the principal risks of the Underlying Funds offered by the Registrant in which a Fund may currently invest, the title of the section has been revised to “Additional information on principal risks of the Underlying Funds of the Trust.”

Ashley Vroman-Lee

September 19, 2019

10.  Please confirm that, in future filings pursuant to Rule 485(a) under the Securities Act of 1933, all material information will be included in the SAI.

The Registrant hereby confirms that, in future filings pursuant to Rule 485(a) under the Securities Act of 1933, all required material information will be included in the SAI.

* * * *

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc: Rachael M. Zufall

Managing Director, Associate General Counsel